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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

POLYMER GROUP, INC.
(Name of Subject Company (Issuer))

POLYMER GROUP, INC.
(Names of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

10% CONVERTIBLE SUBORDINATED NOTES
DUE 2007
(Title of Class of Securities)

 731745 AJ4
(CUSIP Number of Class of Securities)

Willis C. Moore, III
Chief Financial Officer
Polymer Group, Inc.
4055 Faber Place Drive, Suite 201
North Charleston, South Carolina 29405
(843) 329-5151

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

H. Kurt von Moltke, Esq.
Kirkland & Ellis LLP
Aon Building
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  Third-party tender offer subject to Rule 14d-1

  ☒
  Issuer tender offer subject to Rule 13e-4.

  ☐
  Going-private transaction subject to Rule 13e-3.

  ☐
  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

EXPLANATORY NOTE

        The following communication was made under "Item 9 Regulation FD Disclosure" in a Current Report on Form 8-K furnished by Polymer Group, Inc. today:

        "On or after December 29, 2003, Polymer Group, Inc. (the "Company") intends to commence an offer to exchange all of its 10% Convertible Notes due 2007 (the Convertible Notes"), currently in the aggregate outstanding principal amount of $51,368,000, for 51,368 shares of the Company's Series A Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock").

        Dividends on our new Series A Preferred Stock will accrue at the rate of 16% per annum and will be payable-in-kind through the issuance of additional shares of Series A Preferred Stock, semi-annually in arrears on January 1 and July 1 of each year, commencing July 1, 2004. Each share of Series A Preferred Stock will have a liquidation value of $1,000 per share. With respect to the existing notes tendered in the exchange, the Company will also issue additional shares of Series A Preferred Stock with respect to fractional amounts including with respect to accrued but unpaid interest owing on the principal amount of the Convertible Notes exchanged by a noteholder through the date on which the exchange becomes effective. MatlinPatterson Global Opportunities Partners L.P. ("MP") has agreed to deliver to us approximately $39.3 million in aggregate principal amount of the Convertible Notes currently owned by MP, in exchange for approximately 39,331 shares of Series A Preferred Stock.

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Polymer Group, Inc. At the time the offer is commenced, Polymer Group, Inc. will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. The Tender Offer Statement (including the Offering Memorandum attached as an exhibit thereto and any related document) will contain important information which should be read carefully before any decision is made with respect to the offer. The Offering Memorandum and any related document will be made available to holders of the Convertible Notes at no expense to them. The Tender Offer Statement (including the Offering Memorandum and any related document) will also be available for free at the Securities & Exchange Commission's website at www.sec.gov."

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EXPLANATORY NOTE